File No. 82-2683

Wolters Kluwer

07027273

RECEIVED
2007 OCT 15 P 12:24

PRESS RELEASE

SUPPL

Contact: Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Share Buy-back Program
Update October 1-5

Amsterdam (October 8, 2007) - Wolters Kluwer, a leading global information services and publishing company, today announces that in line with the launch of its €475 million share buy-back program on June 15, 2007, the company has repurchased 635,000 ordinary shares in the period October 1 until October 5, 2007.

Shares were repurchased at an average price of €20.62 for a total amount of €13.1 million. For detailed information on the daily repurchased shares, see the Wolters Kluwer website at http://www.wolterskluwer.com/WK/Investors/Share+Information/Share+Buy-back+Program/

The total number of shares repurchased under this program to date is 18,432,159 ordinary shares for a total consideration of €400.7 million.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has annual revenues (2006) of €3.4 billion, employs approximately 18,450 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

10/17

Wolters Kluwer
Health

PRESS RELEASE

Contact: Robert Dekker
Director of Communications
Wolters Kluwer Health
+1 610 234 4533
robert.dekker@wolterskluwer.com

Kevin Entricken
Vice President, Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Health Appoints Gordon Macomber as President & CEO of its Professional & Education Business Unit

Conshohocken, PA (October 8, 2007) - Wolters Kluwer Health, a division of Wolters Kluwer, a leading provider of information and business intelligence for students, professionals, and institutions in medicine, nursing, allied health, pharmacy and the pharmaceutical industry, announced today the appointment of Gordon Macomber as President & CEO of its Professional & Education business unit, with responsibility for the Lippincott Williams & Wilkins product lines.

Macomber brings to Wolters Kluwer Health strong industry acumen and proven track record of success in library reference publishing and related businesses through several significant leadership positions. Prior to Wolters Kluwer Health, Macomber held the positions of President at Thompson Gale, global print and e-reference publisher for libraries, schools, and businesses, and CEO of Merriam-Webster, Inc., a subsidiary of Encyclopedia Britannica.

"The appointment of Gordon Macomber brings us extensive publishing experience as well as the leadership skills and business proficiency to take our books and journals business into the next era of content-in-context", said Jeff McCaulley, President & CEO of Wolters Kluwer Health. "We could not be more thrilled to have Gordon join our leadership team."

Macomber gained extensive e-business experience while he served as President & CEO for NYUonline, a subsidiary of New York University, where he was responsible for the start-up of an organization designed to compete in the corporate e-learning marketplace. Macomber also held various positions with Simon & Schuster, including President of Macmillan Reference USA (including Macmillan Library Reference) and executive positions with Macmillan Computer Publishing.

Jeff McCaulley continues, "I am excited about the leadership team within our Wolters Kluwer Health Professional & Education business unit, and our potential to accelerate growth and competitiveness as we strive to drive medical excellence via the transformation of healthcare through information."

Macomber, who will be based in Philadelphia, PA, is a graduate of Colgate University with a Bachelor of Arts in Economics.

About Wolters Kluwer Health
Wolters Kluwer Health (Conshohocken, PA), a division of Wolters Kluwer, is a leading provider of information and business intelligence for students, professionals, and institutions in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include traditional publishers of medical and drug reference tools and textbooks, such as Lippincott Williams & Wilkins and Facts & Comparisons; electronic information providers, such as Ovid Technologies, Medi-Span and ProVation; and pharmaceutical information providers, such as Adis International and Source®. For more information, visit www.WKHealth.com.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has annual revenues (2006) of €3.4 billion, employs approximately 18,450 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

END